Exhibit 99.1

Copernic Inc. Announces 2009 Fourth Quarter Results

Quebec City, Canada, March 26, 2010 - Copernic Inc., (the “Company”), (NASDAQ: CNIC), a leading software development company in the technology sector, specializing in internet, desktop and mobile search products, today reported its financial results for the fourth quarter ended December 31, 2009 (‘‘Q4 2009’’). Unless otherwise stated, all figures in this release are in US dollars. For comparison purposes, comparative figures have been re-casted to reflect the sale of Mamma.com and its AD Network.

Financial Highlights

▪
Revenues from continuing operations were $0.37 million for Q4 2009, compared to $0.69 million for Q4 2008. Revenues from continuing operations for the year 2009 were $1.65 million, compared to $2.22 million for 2008.

▪	Gross margin from continuing operations in Q4 2009 was 98% compared to 98% for Q4 2008.
For the year 2009 gross margin from continuing operations was 96% compared to 95% for 2008.

▪
Expenses from continuing operations in the fourth quarter of 2009 were at $1.1 million, compared to $5.5 million in the comparable period in 2008, including write-downs of $4.3 million. Expenses from continuing operations for the year 2009 were at $4.5 million, compared to $10.5 million for the year 2008, including write-downs of $4.3 million.

▪
Net loss in Q4 2009 was $0.7 million ($0.34 per share) compared to a net loss of $4.2 million ($2.04 per share) for the same period in 2008. Net income for the year 2009 was $2.1 million ($1.01 per share) compared to a loss of $6.5 million ($3.10 per share) for 2008.

▪	Liquidities sufficient to meet normal operating requirements until end of 2010 were at $4 million as of December 31, 2009, compared to $5.1 million as of December 31, 2008.

Recent Highlights

▪
As announced on February 12, 2010, Copernic Inc. amended the agreement signed on November 12, 2009, pursuant to which the Company will issue, by way of private placement, 500,000 shares at $4.00 per share for a total proceeds of $2,000,000. The amended agreement also proposes a purchase, by Copernic, of 70.1% of the common shares outstanding of Sunbay Canada Corporation (‘‘Sunbay’’), a company registered in Ontario. The Board of Directors of Sunbay will be comprised of three members elected by Copernic, one of which will be Mr. Marc Ferland, Chief Executive Officer of Copernic who will also hold this position for Sunbay. In addition, Newlook Industries Corporation and Sunbay Energy Corporation will each elect a representative. Based on this amended agreement, Copernic will issue 150,000 common shares in exchange of its equity position in Sunbay valued at $600,000 and 450,000 shares for cash of $1,400,000. The closing is scheduled no later than April 30, 2010.

“Our sales shortfall compared to last year was the result of unfavorable economic conditions, particularly in corporate sales. Therefore we continued our rigorous cost reduction plan in an attempt to offset the sales shortfall and right size our operations as the result of the sale of our AD Network. Since December 2007, we have taken out $3.6 Million in operating expenses’’, stated Mr. Marc Ferland President and CEO of Copernic.

About Copernic Inc.

Copernic Inc. specializes in developing, marketing and selling cutting-edge search technology, providing innovative home and business software products and solutions for desktop, web and mobile users, through its online properties www.copernic.com and www.mycopernic.com. With its award winning Copernic Desktop Search software search engine product, the Company brings the power of a sophisticated, yet easy-to-use search engine to the user's PC.

More information can be found at www.copernic.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission. The Company expressly disclaims any intent or obligation to update any description of the scope, focus or subject matter of the statements in this press release.

FOR INFORMATION PLEASE CONTACT:

Copernic Inc.
Jean-Rock Fournier, CA
Executive Vice President and Chief Financial Officer
Telephone Toll Free:  (877) 289-4682
Telephone:  (418) 527-0528 ext. 1271
Email:  jrfournier@copernic.com
Website:  www.copernic.com

Copernic Inc.
Condensed Consolidated Balance Sheets
As at December 31, 2009 and 2008
(expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)
	2009		2008
	$		$
Assets
Current assets
Cash		465,949		1,066,817
Temporary investments		3,504,930		4,006,115
Accounts receivable		256,110		907,560
Income taxes receivable		337,802		110,121
Balance of sale receivable		655,131		-
Prepaid expenses		118,149		170,864
		5,338,071		6,261,477
Balance of sale receivable		3,694,060		-
Property and equipment		115,110		240,094
Intangible assets		202,597		918,485
Goodwill		3,362,003		3,362,003
		12,711,841		10,782,059
Liabilities
Current liabilities
Accounts payable and accrued liabilities		1,010,140		991,142
Deferred revenue		103,668		156,789
Deferred rent		1,534		4,805
Current portion of obligations under capital leases		50,630		57,267
		1,165,972		1,210,003
Obligations under capital leases		7,906		39,992
Future income taxes		45,146		259,848
Commitments
Shareholders’ Equity
Capital stock
Authorized
Unlimited number of common shares, no par value
Issued and outstanding
2,091,437 common shares		96,556,485		96,556,485
Contributed Surplus		5,853,737		5,747,028
Accumulated other comprehensive income		561,137		561,137
Accumulated deficit		(91,478,542)		(93,592,434)
		11,492,817		9,272,216
		12,711,841		10,782,059

Copernic Inc.
Condensed Consolidated Statements of Operations
(expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)

	For the twelve months ended				For the three months ended
	December 31,				December 31,
	2009		2008		2009		2008
	$		$		$		$
Revenues		1,653,026		2,218,264		372,943		693,467
Cost of revenues		62,304		105,338		7,136		16,513
Gross Margin		1,590,722		2,112,926		365,807		676,954
Expenses
Marketing, sales and services		625,243		386,486		193,312		72,239
General and administration		2,329,947		2,907,964		566,536		525,309
Product development and technical support		1,125,102		1,836,986		271,085		315,403
Amortization of property and equipment		117,909		89,169		30,834		979
Amortization of intangible assets		720,729		980,285		182,335		244,688
Write-downs and settlement costs		10,924		4,381,840		10,924		4,381,840
Restructuring charges		33,677		101,012		13,053		69,621
Interest and other income		(333,979)		(162,880)		(149,272)		(40,306)
Gain on disposal of an investment		(169,239)		-		-		-
Loss (gain) on foreign exchange		70,772		(24,440)		23,643		(18,218)
		4,531,085		10,496,422		1,142,450		5,551,555
Loss from continuing operations before income taxes and discontinued operations		(2,940,363)		(8,383,496)		(776,643)		(4,874,601)

Current income taxes		1,498		522		-		(8,550)
Future income taxes		(656,347)		(854,914)		(60,067)		(306,410)
Recovery of income taxes		(654,849)		(854,392)		(60,067)		(314,960)
Loss from continuing operations		(2,285,514)		(7,529,104)		(716,576)		(4,559,641)
Results of discontinued operations, net of income taxes		4,399,406		1,038,400		14,295		299,204
Net earnings (loss) for the year		2,113,892		(6,490,704)		(702,281)		(4,260,437)
Basic and diluted loss / share - continuing operations		(1.09)		(3.60)		(0.34)		(2.18)
Basic and diluted earnings / share - discontinued operations		2.10		0.50		0.01		0.14
Basic and diluted net earnings (loss) / share		1.01		(3.10)		(0.34)		(2.04)

Copernic Inc.
Condensed Consolidated Statements of Cash Flows

(expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)

	For the twelve months ended		For the three months ended
	December 31,		December 31,
	2009	2008	2009	2008
	$	$	$	$
Cash flows from (used for)
Operating activities
Loss from continuing operations	(2,285,514)	(7,529,104)	(716,576)	(4,559,641)
Adjustments for			-	-
Amortization of property and equipment	117,909	89,169	30,834	979
Amortization of intangible assets	720,729	980,285	182,335	244,688
Employee stock-based compensation	106,709	8,249	21,991	(5,317)
Write-down of goodwill	-	3,995,000	-	3,995,000
Write-down of intangible assets	1,462	343,768	1,462	343,768
Write-down of investment	-	-	-	-
Write-down of property and equipment	9,462	43,072	9,462	43,528
Gain on disposal of an investment	(169,239)	-	-	-
Future income taxes	(656,347)	(854,914)	(60,067)	(306,410)
Accreted interest on balance of sale receivable	(200,823)	-	(74,730)	-
Unrealized loss (gain) on foreign exchange	10,529	(25,201)	2,027	(18,920)
Net change in non-cash working capital items	130,297	(391,011)	(48,642)	439,726
Cash used for operating activities from continuing operations	(2,214,826)	(3,340,687)	(651,904)	177,401
Cash provided by discontinued operations	1,051,219	1,620,116	(18,104)	518,304
Cash used for operations	(1,163,607)	(1,720,571)	(670,008)	695,705

Investing activities
Proceeds on the disposal of an investment	169,239	-	-	-
Purchase of intangible assets	(14,373)	(5,054)	(11,149)	-
Purchase of property and equipment	(30,627)	(15,879)	(1,730)	(2,837)
Net decrease (increase) in temporary investments	3,005,227	960,157	-	(3,005,227)
Cash provided by (used for) continuing operations	3,129,466	939,224	(12,879)	(3,008,064)
Cash used in discontinued operations	(579)	-	229,090	-
Cash provided from (used for) investing activities	3,128,887	939,224	216,211	(3,008,064)

Financing activities
Issuance of capital stock	-	-	-	-
Repayment of obligations under capital leases	(62,106)	(57,976)	(17,641)	(14,075)
Cash provided from (used for) financing activities	(62,106)	(57,976)	(17,641)	(14,075)
Net change in cash and cash equivalents during the period	1,903,174	(839,323)	(471,438)	(2,326,434)
Cash and cash equivalents – Beginning of the period	2,067,705	2,907,028	4,442,317)	4,394,139
Cash and cash equivalents – End of year	3,970,879	2,067,705	3,970,879	2,067,705
Cash and cash equivalents comprise:
Cash	465,949	1,066,817	465,949	1,066,817
Temporary investments	3,504,930	4,006,115	3,504,930	4,006,115
Less: temporary investments with maturity date in excess of 3 months from date of issuance	-	(3,005,227)	-	(3,005,227)
	3,970,879	2,067,705	3,970,879	2,067,705